UNITED STATES
SECURITIES AND EXCHANGE COMMISSION,
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of The
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **February 2, 2009**

ETERNAL IMAGE, INC.

(Exact name of registrant as specified in its charter)

Delaware	**000-18889**	**20-4433227**
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS Employer Identification No.)

28800 Orchard Lake Road, Suite 130, Farmington, MI	**48334**
(Address of principal executive offices)	(Zip Code)

Registrants' telephone number including area code: **(248) 932-3333**

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

SECTION 1 – REGISTRANT'S BUSINESS AND OPERATIONS

ITEM 1.01   Entry into a Material Agreement.

SECTION 2 – FINANCIAL INFORMATION

ITEM 2.03   Creation of a Direct Financial Obligation or an Obligation under an Off-Balance

Sheet Arrangement of a Registered.

SECTION 3 – SECURITIES AND TRADING MARKETS

ITEM 3.02   Unregistered Sales of Equity Securities.

On February 3, 2009, Eternal Image, Inc. (the "Company") borrowed $54,000 from High Water Capital Management, LLC. ("Lender"), an investment firm with offices in Hoboken, NJ and Austin, TX. The loan documents include: (A) Secured Full Recourse Promissory Note, and (B) Stock Pledge Agreement. To facilitate the loan, the Company's president, Clint Mytych, executed the secured full recourse promissory note as a co-maker. The principal provisions of the loan documents include:

Secured Full Recourse Promissory Note

Date:	February 2, 2009
Principal:	$54,000
Term:	90 days
Interest Rate:	10% compounded annually
Lender:	High Water Capital Management, LLC
Borrowers:	Eternal Image, Inc. and Clint Mytych, co-makers
Security:	12,500,000 shares of the common stock of owned by Clint Mytych
Additional Consideration:	the issuance of 900,000 shares of the Company's common stock to the Lender

Stock Pledge Agreement

Date:	February 2, 2009
Security:	12,500,000 shares of the common stock of owned by Clint Mytych (additional shares under certain conditions)
Pledgor:	Clint Mytych
Pledgee:	High Water Capital Management, LLC
Escrow Holder:	Thomas E. Boccieri, Esq.

The executed Secured Full Recourse Promissory Note, Stock Pledge Agreement and Escrow Agreement are attached hereto as exhibits 10.1, 10.2 and 10.3, respectively, and incorporated by reference.

SECTION 9 – FINANCIAL STATEMENTS and EXHIBITS

      ITEM 9.01(d) EXHIBITS

Exhibit Number	Description
10.1	Secured Full Recourse Promissory Note
10.2	Stock Pledge Agreement
10.3	Escrow Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

ETERNAL IMAGE, INC.

Date: February 6, 2009   By: /s/ *Clint Mytych*

                                           Clint Mytych
                                Chief Executive Officer and Chairman

Exhibit 10.1

SECURED FULL RECOURSE PROMISSORY NOTE

$54,000.00

February 2, 2009
Austin, TX

FOR VALUE RECEIVED, Eternal Image, Inc., a Delaware corporation whose offices are located at 28800 Orchard Lake Road, Suite 130, Farmington Hills, MI 48334, and Clint Mytych, an individual domiciled in the State of Michigan ("CO-MAKERS"), individually, jointly and severally promise to pay to High Water Capital Management, LLC, a Texas limited liability company, ("HOLDER"), or order, at 701 Brazos Street, Suite 500, Austin, Texas 78701 or such other place as Holder may from time to time designate, in lawful money of the United States, the principal sum of fifty-four thousand dollars and 00/100 ($54,000.00), plus interest thereon from the date hereof until paid in full, as set forth below.

1. Interest. Interest on the principal sum of this Note shall accrue at the rate of 10% per annum, compounded annually, based on a 365 day year and the actual number of days elapsed.

2. Payments. The entire principal sum and all accrued but unpaid interest and any other sums payable hereunder shall be due and payable in full on May 3, 2009.

3. Prepayment. This Note may be prepaid in whole or in part, at any time, without penalty or premium. Prepayment in whole or in part not withstanding, there shall be no refund of the 900,000 shares of Eternal Image, Inc. Common Stock (or any portion thereof) issued as an equity incentive pursuant to the provisions of paragraph 6, below, Said issuanve is non-refundable.

4. Application of Payments. All payments received by Holder shall be applied first to accrued interest, then to other charges due with respect to this Note, the Pledge Agreement (as defined below) or any other document executed by Co-Makers, or either one of them, in connection therewith, and then to then-unpaid principal balance.

5. Security. This Note is secured by a first priority security interest in 12,5000,000 shares of Eternal Image, Inc. Common Stock, registered in the name of Co-Maker Clint Mytych, pursuant to a Stock Pledge Agreement (the "Pledge Agreement").

6. Equity Incentive. The Co-Makers, as additional compensation and as an inducement to the Holder to have the Holder extend the subject loan, will cause Co-Maker Eternal Image, Inc. to issue to the Holder 900,000 shares of its common stock in restrictive form (the "Incentive Shares"). The Incentive Shares are to be delivered at the closing of the subject transaction and are non-refundable. Piggy Back Registration Rights are attached to the Incentive Shares.

7. Default and Remedies.

(a) Default. Co-Makers will be in default under this Note if (i) Co-Makers fail to make a payment of principal and/or interest hereunder when due, (ii) Co-Makers breach any other covenant or agreement under this Note, or (iii) an event of default occurs under the Pledge Agreement.

(b) Remedies. Upon Co-Makers' default, Holder may (i) upon five (5) days' written notice to Co-Makers, or either one of them, declare the entire principal sum and all accrued and unpaid interest hereunder immediately due and payable and (ii) exercise any and all of the remedies provided in the Pledge Agreement and law.

8. **Waivers.** Except as otherwise expressly provided in the Pledge Agreement, Co-Makers, and any endorsers or guarantors hereof, severally waive diligence, presentment, protest and demand and also notice of dishonor of this Note, and expressly agrees that this Note, or any payment hereunder, may be extended from time to time without notice, and consent to the acceptance of further security or the release of any security for this Note, all without in any way affecting the liability of Co-Makers or any endorsers or guarantors hereof. No extension of time for the payment of this Note, or any installment hereof, agreed to by Holder with any person now or hereafter liable for the payment of this Note, shall affect the original liability of Co-Makers under this Note, even if Co-Makers are not a party to such agreement. Holder may waive its right to require performance of or compliance with any term, covenant or condition of this Note only by express written waiver.

9. Arbitration. The Holder and the Co-Makers agree that any dispute or controversy arising out of, relating to, or concerning any interpretation, construction, performance or breach of this Note, shall be settled by arbitration to be held in the New York Metropolitan area including Hudson County, New Jersey, in accordance with dispute resolution rules then in effect with the American Arbitration Association. The arbitrator may grant injunctions or other relief in such dispute or controversy. The decision of the arbitrator shall be final, conclusive and binding on the parties to the arbitration. Judgment may be entered on the arbitrator's decision in any court having jurisdiction. The Holder and the Co-Makers shall each pay one-half of the costs and expenses of such arbitration and each shall separately pay its respective counsel fees and expenses.

This arbitration clause constitutes a waiver of the Holder and the Co-makers' right to a jury trial and relates to the resolution of all disputes relating to all aspects of the lender/borrower relationship.

10. Miscellaneous.

(a) Co-Makers shall pay all costs, including, without limitation, escrow fees, reasonable attorneys' fees and costs incurred by Holder in collecting the sums due hereunder or in connection with the release of any security for this Note whether or not any legal action is actually filed, litigated or prosecuted to judgment or award. In the event of any action or legal proceeding concerning this Note or the enforcement of any rights hereunder, Holder shall be entitled to, in addition to any other relief to which Holder may be entitled, all legal and court costs and expenses, including reasonable attorneys' fees, incurred by Holder in connection with such action.

(b) This Note may be modified only by a written agreement executed by Co-Makers and Holder.

(c) This Note shall be governed by New Jersey law.

(d) The terms of this Note shall inure to the benefit of and bind Co-Makers and Holder and their respective heirs, legal representatives and successors and assigns.

(e) Time is of the essence with respect to all matters set forth in this Note.

(f) If this Note is destroyed, lost or stolen, Co-Makers will deliver a new Note to Holder on the same terms and conditions as this Note, with a notation of the unpaid principal and accrued and unpaid interest in substitution of the prior Note. Holder shall furnish to C-Makers reasonable evidence that the Note was destroyed, lost or stolen and any security or indemnity that may be reasonably required by Co-Makers in connection with the replacement of this Note.

IN WITNESS WHEREOF, Co-Makers have executed this Note as of the date and year first above written.

Co-Maker (Clint Mytych, individually):

Clint Mytych

Co-Maker (Eternal Image, Inc.):

Clint Mytych, President
Eternal Image, Inc.

Exhibit 10.2

Stock Pledge Agreement

This Stock Pledge Agreement (the "**Pledge Agreement**") is made and entered into as of February 2, 2009 between High Water Capital Management, LLC, a Texas limited liability company (the "**Company**"), and Clint Mytych (the "**Pledgor**"). Capitalized terms that are not defined herein shall have the meanings ascribed to them in the Secured Full Recourse Promissory Note of even date herewith delivered by Pledgor to the Company (the "**Note**").

RECITALS

A.   Pledgor, a Co-Maker (Borrower) under a certain Secured Full Recourse Promissory Note of even date is the registered owner of 12,500,000 shares of the Common Stock of the other Co-Maker (Eternal Image, Inc.) under aforesaid promissory note (the "**Shares**").

B.   Pledgor has agreed that repayment of the Note will be secured by the pledge of the Shares pursuant to this Pledge Agreement.

NOW, THEREFORE, the parties agree as follows:

1.   **Creation of Security Interest.** Pursuant to the provisions of the New Jersey Commercial Code, Pledgor hereby grants to the Company, and the Company hereby accepts, a first and present security interest in (i) the Shares, (ii) all Dividends (as defined in Section 5 hereof), and (iii) all Additional Securities (as defined in Section 6 hereof) to secure payment of the Note and performance of all Pledgor's obligations under this Pledge Agreement. Pledgor herewith delivers to the Company Common Stock certificate(s) No(s). XXXXXXXXX, representing all the Shares, together with one stock power for each certificate, duly executed (with the date and number of shares left blank) by Pledgor. For purposes of this Pledge Agreement, the Shares, all Dividends and all Additional Securities will hereinafter be collectively referred to as the "**Collateral**. Pledgor agrees that the Collateral will be deposited with and held by the Escrow Holder (Thomas E. Boccieri, Esq.) and that, notwithstanding anything to the contrary, for purposes of carrying out the provisions of this Pledge Agreement, Escrow Holder will act solely for the Company as its agent.

2.   **Representations and Warranties and Covenants Regarding Collateral.** Pledgor hereby represents and warrants to the Company that Pledgor has good title (both record and beneficial) to the Collateral, free and clear of all claims, pledges, security interests, liens or encumbrances of every nature whatsoever, and that Pledgor has the right to pledge and grant the Company the security interest in the Collateral granted under this Pledge Agreement. Pledgor further agrees that, until all sums due under the Note have been paid in full, and all of Purchaser's obligations under this Pledge Agreement have been performed, Purchaser will not, without the Company's prior written consent, (i) sell, assign or transfer, or attempt to sell, assign or transfer, any of the Collateral, or (ii) grant or create, or attempt to grant or create, any security interest, lien, pledge, claim or other encumbrance with respect to any of the Collateral or (iii) suffer or permit to continue upon any of the Collateral during the term of this Pledge Agreement, an attachment, levy, execution or statutory lien.

3. **_Rights on Default._** Upon an occurrence of an Event of Default under the Note, the Company will have full power to sell, assign and deliver or otherwise dispose the whole or any part of the Collateral at any broker's exchange or elsewhere, at public or private sale, at the option of the Company, in order to satisfy any part of the obligations of Pledgor now existing or hereinafter arising under the Note or under this Pledge Agreement. In addition, at its sole option, the Company may elect to retain all the Collateral in full satisfaction of Pledgor's obligation under the Note, in accordance with the provisions and procedures set forth in the New Jersey Uniform Commercial Code. Pledgor agrees at the Company's request, to cooperate with the Company in connection with the disposition of any and all of the Collateral and to execute and deliver any documents which the Company shall reasonably request to permit disposition of the Collateral.

4. **_Additional Remedies._** The rights and remedies granted to the Company herein upon an Event of Default will be in addition to all the rights, powers and remedies of the Company under the New Jersey Uniform Commercial Code and applicable law and such rights, powers and remedies will be exercisable by the Company with respect to all of the Collateral. Pledgor agrees that the Company's reasonable expenses of holding the Collateral, preparing it for resale or other disposition, and selling or otherwise disposing of the Collateral, including attorneys' fees (including fees for legal opinions) and other legal expenses, will be deducted from the proceeds of any sale or other disposition and will be included in the amounts Pledgor must tender to redeem the Collateral. All rights, powers and remedies of the Company will be cumulative and not alternative. Any forbearance or failure or delay by the Company in exercising any right, power or remedy hereunder will not be deemed to be a waiver of any such right, power or remedy and any single or partial exercise of any such right, power or remedy hereunder will not preclude the further exercise thereof.

5. **_Dividends; Voting._** All dividends hereinafter declared on or payable with respect to any Collateral during the term of this Pledge Agreement (excluding only ordinary cash dividends, which will be payable to Pledgor so long as no Event of Default has occurred under the Note) (the "**_Dividends_**") will be immediately delivered to the Company to be held in pledge under this Pledge Agreement. Notwithstanding this Pledge Agreement, so long as Pledgor owns the Shares and no Event of Default has occurred under the Note, Pledgor will be entitled to vote any shares comprising the Collateral, subject to any proxies granted by Pledgor.

6. **_Adjustments._**

(a)   The Collateral, as described above, is "anti-dilutable". Accordingly, in the event that during the term of this Pledge Agreement, any stock dividend, reclassification, readjustment, stock split or other change is declared or made with respect to the Collateral, or if warrants or any other rights, options or securities are issuable to the Pledgor on a pro rata in respect of the Collateral, the Collateral will be immediately increased on a pro rata basis. All new, substituted and/or additional shares or other securities issued by reason of such change or by reason of the exercise of such warrants, rights, options or securities are herein referred to as the "**_Additional Securities_**". Any Additional Shares will be, immediately surrendered to the Company and pledged to the Company by the Pledgor to be held under the terms of this Pledge Agreement as and in the same manner as the Collateral is held hereunder.

(b)   In the event that the closing trading price of the Shares is, for three (3) consecutive business days, at or below $0.0125 per share during the term of the Note, as extended, the Pledgor will immediately surrender and pledge to the Company an additional 12,500,000 shares of the Common Stock of the other Co-Maker (Eternal Image, Inc.) ("**Adjustment Shares**") under the terms of this Pledge Agreement as and in the same manner as the Collateral is held hereunder

7.   *Redelivery of Collateral; No Release for Partial Payment.*

(a)   Until all obligations of Pledgor under the Note and under this Pledge Agreement have been satisfied in full, all Collateral will continue to be held in pledge under this Pledge Agreement.

(b) Upon performance of all Pledgor's obligations under the Note and this Pledge Agreement, and subject to the terms and conditions of the Purchase Agreement, the Company will immediately redeliver the Collateral to Pledgor and this Pledge Agreement will terminate.

8.   *Further Assurances.* Pledgor shall, at the Company's request, execute and deliver such further documents and take such further actions as the Company shall reasonably request to perfect and maintain the Company's security interest in the Collateral, or in any part thereof.

9.   *Arbitration.* The Company and the Pledgor agree that any dispute or controversy arising out of, relating to, or concerning any interpretation, construction, performance or breach of this agreement, shall be settled by arbitration to be held in the New York Metropolitan area including Hudson County, New Jersey, in accordance with dispute resolution rules then in effect with the American Arbitration Association. The arbitrator may grant injunctions or other relief in such dispute or controversy. The decision of the arbitrator shall be final, conclusive and binding on the parties to the arbitration. Judgment may be entered on the arbitrator's decision in any court having jurisdiction. The Company and the Pledgor shall each pay one-half of the costs and expenses of such arbitration and each shall separately pay its respective counsel fees and expenses.

This arbitration clause constitutes a waiver of the Company and the Pledgor's right to a jury trial and relates to the resolution of all disputes relating to all aspects of the pledgor/pledgee relationship.

10.   *Successors and Assigns.* This Pledge Agreement will inure to the benefit of the respective heirs, personal representatives, successors and assigns of the parties hereto.

11.   *Governing Law; Severability.* This Pledge Agreement will be governed by and construed in accordance with the internal laws of the State of New Jersey, excluding that body of law relating to conflicts of law. Should one or more of the provisions of this Pledge Agreement be determined by a court of law to be illegal or unenforceable, the other provisions nevertheless will remain effective and will be enforceable.

12. Modification; Entire Agreement. This Pledge Agreement will not be amended without the written consent of both parties hereto. This Pledge Agreement, together with the Note and any the UCC-1 financing statements filed by the Company, constitute the entire agreement of the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings related to such subject matter.

IN WITNESS WHEREOF, the parties hereto have executed this Pledge Agreement as of the date and year first above written.

Company

By: _____

Sanford Whitehouse, Sr. Managing Partner

Pledgor

_____

Clint Mytych

Exhibit 10.3

**ESCROW AGREEMENT**

February 2, 2009

Thomas E. Boccieri, Esq.
Escrow Agent
561 Schaefer Avenue
Oradell, New Jersey 07649

Gentlemen:

Reference is made to a certain Secured Full Recourse Promissory Note (the "Note") and Stock Pledge Agreement (the "Pledge Agreement") (together, the "Loan Documents") entered into contemporaneously herewith among HIGH WATER CAPITAL MANAGEMENT, LLC, a Texes limited liability company, having an office at 701 Brazos Street, Suite 500, Austin, Texas 78701 ("LLC"), ETERNAL IMAGE, INC., a Delaware corporation having its principal offices at 28800 Orchard Lake Road, Suite 130, Farmington Hills, MI 48334 ("ETNL" or the "Corporate Co-Maker"), and CLINT MYTYCH, an individual domiciled in the State of Michigan ("MYTYCH" or the "Individual Co-Maker" or the "Pledgor"), (all capitalized terms used in this Escrow Agreement which are not defined herein, but which are defined in the Loan Documents, shall have the respective meanings ascribed thereto in the Loan Documents).

This instrument shall constitute an Escrow Agreement among LLC, ETNL, MYTYCH and you as Escrow Agent whereby the Escrow Agent agrees to hold the SHARES in escrow upon the following terms and conditions:

1. In accordance with paragraph 5 of the Note and paragraph 1 of the Pledge Agreement, MYTYCH has agreed to deliver to the Escrow Agent the SHARES. In connection therewith, MYTYCH shall deliver a certificate or certificates in the total amount of 12,500,000 common shares of ETNL together with a stock power(s) for each certificate, duly executed (with the date and number of shares left blank). The Escrow Agent is authorized on or after such date to release the Certificate Documents pursuant to the terms hereof.

2. The Escrow Agent is hereby irrevocably authorized and instructed that the Escrow Agent may release from escrow and deliver to LLC the SHARES in the event of a default by ETNL and/or MYTYCH under the terms and provisions of the Loan Documents. Upon the happening of the foregoing, the Escrow Agent shall be permitted to release the SHARES in escrow together with a duly executed stock power(s) for each certificate to LLC within five (5) days after notice of any such event is given in writing to the Escrow Agent by LLC, with a copy to ETNL and to MYTCH, and ETNL or MYTYCH has not objected in writing within such five (5) day period to LLC and the Escrow Agent.

3. Alternatively, the Escrow Agent is hereby irrevocably authorized and instructed that the Escrow Agent may release from escrow and deliver to MYTYCH the SHARES in the event that the Note has been fully and timely satisfied as described in the Loan Documents. Upon the happening of the foregoing, the Escrow Agent shall be permitted to release the SHARES in escrow together with a duly executed stock power(s) for each certificate to MYTYCH five (5) days after notice of any such event is given in writing to the Escrow Agent by MYTYCH, with a copy to LLC and to ETNL and ETNL or MYTYCH has not objected in writing within such five (5) day period to MYTYCH and the Escrow Agent.

4. The Escrow Agent may assume that any notice, instruction or other information received by it hereunder is authentic, true and correct and has been duly and validly given, pursuant to due authorization by or on behalf of the person by which or on behalf of which it purports to be given, and the Escrow Agent shall have no duty to inquire with respect thereto.

5. LLC, MYTYCH and ETNL hereby agree to indemnify the Escrow Agent for and hold it harmless against any loss, liability, damage, claim or expense (including the reasonable fees and disbursements of its attorneys) incurred by or asserted against the Escrow Agent, arising out of or in connection with its entering into this Escrow Agreement, the performance of its duties hereunder and otherwise in respect hereof, including the costs and expenses of defending itself against any claim or liability, except that LLC, MYTYCH and ETNL shall not be liable hereunder as to matters in respect of which the Escrow Agent is determined to have acted with gross negligence or in bad faith. The Escrow Agent shall have no liability to LLC, MYTYCH or ETNL, or any other person in respect to any action taken or any failure to act in respect of this Escrow Agreement if such action was taken or omitted to be taken in good faith.

6. If any controversy arises among LLC, ETNL and MYTYCH or with any third party with respect to the release of the SHARES being held in escrow, Escrow Agent shall not be required to resolve the same or to take any action to do so but may, at the Escrow Agent's discretion, institute such interpleader, arbitration or other proceedings as Escrow Agent deems required or proper. In the event the Escrow Agent resigns, a successor Escrow Agent shall be appointed by LLC which successor Escrow Agent shall act in place and stead of the resigning Escrow Agent with the same rights and powers afforded to the resigning Escrow Agent hereunder.

7. All notices or other communications given or made pursuant hereto shall be in writing and shall be deemed given if delivered personally or sent by certified mail, return receipt requested, or overnight courier to the parties at their last known addresses.

8. This Escrow Agreement sets forth exclusively the duties of the Escrow Agent with respect to any and all matters pertinent hereto, and the Escrow Agent shall be subject to no implied duties or obligations.

9.   This Escrow Agreement shall be governed by and construed in accordance with the laws of the State of New Jersey.

10.   The Escrow Agent fee for the Escrow Agent to be available for the services described herein is $1,500 due and payable upon the execution of this agreement and non-refundable. Pursuant to paragraph 8(a) of the Note, the fee is the responsibility of MYTYCH and ETNL.

11.   This Escrow Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.   This Escrow Agreement shall be binding and become effective when each party hereto shall have received by facsimile a counterpart hereof signed by the other parties hereto and the Amendatory Agreement shall have been executed and delivered as aforesaid by all parties thereto.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date hereof.

HIGH WATER CAPITAL MANAGEMENT, LLC,



_____   By: _____
CLINT MYTYCH, INDIVIDUALLY   Sanford Whitehouse, Sr. Managing Partner

ETERNAL IMAGE, INC.

By: _____
     Clint Mytych, President

AGREED AND ACCEPTED:

THOMAS E. BOCCIERI, ESQ.
ESCROW AGENT



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